UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2012

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (the “Company”) contains the Company’s unaudited financial results for its fiscal year 2013 first quarter ended July 31, 2012.   A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Change in Fiscal Year End

On September 11, 2012, the Company determined to change its fiscal year end from April 30 to December 31. The change in fiscal year end was made so that the Company’s fiscal year end would coincide with all the Company’s operating subsidiaries in the People’s Republic of China. The Company will file a transition report on Form 20-F within four months after December 31, 2012 to cover the transition period from May 1, 2012 to December 31, 2012 in order to reflect this change.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects¨, “can¨, “continue¨, “could¨, “estimates¨, “intends¨, “may¨, “plans¨, “potential¨, “predict¨, “should¨ or “will¨ or the negative of these terms or other comparable terminology. These statements are only predictions and uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As of	As of
	July 31, 2012	April 30, 2012
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	216,944	199,818
Trade receivables, less allowance for doubtful amounts of HK$nil and HK$nil as of July 31 & April 30, 2012 respectively	319,602	282,869
Inventories	114,130	128,387
Deposits, prepayment and other receivables	20,831	20,514
Total current assets	671,507	631,588

Property, plant and equipment	503,060	524,137
Prepaid lease payments	24,365	24,753
Other assets	11,836	12,813
Intangible assets	438	438
Total assets	1,211,206	1,193,729

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	144,947	156,866
Capital lease obligations	89	303
Trade payables	121,233	121,964
Other payables and accruals	131,379	115,109
Tax payable	74,162	72,936
Total current liabilities	471,810	467,178

Deferred tax liabilities	14,504	14,504
Total liabilities	486,314	481,682

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 share authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 14,292,228 and 14,352,903 shares issued and outstanding as of July 31, 2012 and April 30, 2012, respectively)	111	112
Additional paid-in capital	75,128	77,967
Accumulated other comprehensive income	15,114	15,514
Retained earnings	634,539	618,454
Total Plastec Technologies, Ltd. Shareholders' equity	724,892	712,047

Total liabilities and shareholders' equity	1,211,206	1,193,729

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended
	July 31,
	2012		2011
	HK$		HK$

Revenues		358,827	384,651
Cost of revenues		(320,751)	(324,982)
Gross profit		38,076	59,669

Operating expenses
Selling, general and administrative expenses		(21,524)	(19,828)
Other income		1,303	353
(Loss) /gain on disposals of property, plant and equipment		(51)	76
Total operating expenses, net		(20,272)	(19,399)

Income from operations		17,804	40,270

Interest income		55	51
Interest expense		(549)	(722)
Income before income tax expense		17,310	39,599

Income tax expense		(1,225)	(11,903)
Net income		16,085	27,696

Other comprehensive income
Foreign currency translation adjustment		(400)	7,138
Comprehensive income attributable to Plastec Technologies, Ltd.		15,685	34,834

Weighted average number of ordinary shares		14,490,333	16,733,196
Weighted average number of diluted ordinary shares		14,490,333	16,733,196

Basic earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.1	HK$ 1.6
Diluted earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.1	HK$ 1.6

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary Shares
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
		HK$	HK$	HK$	HK$	HK$

Balance at April 30, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the period	-	-	-	-	50,404	50,404
Share repurchases	(1,574,000)	(13)	(92,012)	-	-	(92,025)
Share redeemed and cancelled	(806,293)	(6)	6	-	-	-
Cumulative translation adjustment	-	-	-	7,408	-	7,408

Balance at April 30, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the period	-	-	-	-	16,085	16,085
Share repurchases	(60,675)	(1)	(2,839)	-	-	(2,840)
Cumulative translation adjustment	-	-	-	(400)	-	(400)

Balance at July 31, 2012	14,292,228	111	75,128	15,114	634,539	724,892

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended
	July 31,
	2012	2011
	HK$	HK$

Operating activities
Net income after taxation	16,085	27,696
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	38,691	38,824
Net gain on disposal of property, plant and equipment	(51)	(76)
Deferred tax charge	-	(652)
Change in operating assts and liabilities:
Trade receivables	(36,734)	(69,339)
Inventories	14,257	(371)
Deposits, prepayment and other receivables	(316)	(239)
Trade payables	(731)	11,527
Other payables and accruals	16,272	18,113
Tax payables	1,225	12,555

Net cash provided by operating activities	48,698	38,038

Investing activities
Purchase of property, plant and equipment	(7,141)	(31,230)
Proceeds from disposal of property, plant and equipment	2,779	1,462
Deposits for purchase of property, plant and equipment	(11,837)	(9,652)

Net cash used in investing activities	(16,199)	(39,420)

Financing activities
Repurchases of shares	(2,840)	-
Proceeds from bank borrowings	83,727	97,547
Repayment of bank borrowings	(95,646)	(90,404)
Repayment of capital lease obligations	(214)	-

Net cash provided by/(used in) financing activities	(14,973)	7,143

Effect of exchange rate changes on cash and cash equivalents	(400)	7,071

Net increase in cash and cash equivalents	17,526	5,761
Cash and cash equivalents, beginning of period	199,818	219,757
Cash and cash equivalents, end of period	216,944	232,589

Supplementary

Interest paid	494	671
Income tax paid	-	-

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”).  The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period.  Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to U.S.$ using the exchange rate of 7.8 HK$ for every 1 U.S.$.

Results of Operations

Operating results for the three months ended July 31, 2012 compared to the three months ended July 31, 2011

Revenue for the three months ended July 31, 2012 decreased by HK$25.8 million or 6.7% to HK$358.8 million compared to the corresponding period in the prior year due to decreased sales to some of the major customers as a result of their delayed new products launching.

Cost of revenue for the three months ended July 31, 2012 decreased correspondingly by HK$4.2 million or 1.3% to HK$320.8 million compared to the corresponding period in the prior year.  The corresponding decrease in cost of revenue were mainly due to the increased cost of labor in China, factory overheads, as well as thinner margin with less new products launched and ordered by the customers.

Gross profit decreased by HK$21.6 million or 36.2% to HK$38.1 million for the three months ended July 31, 2012 while the gross profit margin decreased to 10.6% from 15.5% correspondingly.

Total selling, general and administrative expenses increased by HK$1.7 million or 8.6% to HK$21.5 million for the three months ended July 31, 2012, mainly as a result of increased selling and distribution costs. Income before income tax expense decreased by HK$22.3 million or 56.3% to HK$17.3 million for the three months ended July 31, 2012.

Because of the decreased income, income tax expenses decreased by HK$10.7 million to HK$1.2 million.

The Company recorded net income after tax of HK$16.1 million in the three months ended July 31, 2012, compared to a profit of HK$27.7 million in the corresponding period in the prior year, or a decrease of 41.9%.

Balance sheet positions as at July 31, 2012 compared to April 30, 2012

Total assets increased by HK$17.5 million or 1.5% to HK$1,211.2 million as at July 31, 2012 from HK$1,193.7 million as at April 30, 2012, which increase was mainly attributed to a HK$36.7 million increase in trade receivables and a HK$17.1 million increase in cash and cash equivalents, against a HK$21.1 million decrease in fixed assets and a HK$14.3 million decrease in inventories.

Total liabilities increased by HK$4.6 million or 1.0% to HK$486.3 million as at July 31, 2012 from HK$481.7 million as at April 30, 2012, which increase was mainly attributed to a HK$16.3 million increase in other payables and accruals, against a HK$12.1 million decrease in bank borrowing and capital lease obligations.

Cashflow analysis

The Company has relied primarily upon internally generated funds and bank borrowings to finance its operations and expansion.

For the three months ended July 31, 2012, the Company had generated HK$17.5 million cash inflow as compared to HK$5.8 million cash inflow in the same corresponding period in the prior fiscal year.  The increases in the three months ended July 31, 2012 were mainly attributed to net cash provided by operating activities of HK$48.7 million, offsetting net cash used in investing activities of HK$16.2 million for the purchase of property, plant and equipment, and net cash used in repayment of bank borrowings and capital lease obligations of HK$12.1 million and share repurchases of HK$2.8 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements.  Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: September 11, 2012